EXHIBIT 20.1

October 25, 2002

To:   Holders of Series 1-A Convertible Preferred Stock

RE:   Reduction of Conversion Price

In accordance with the terms of the Certificate of Incorporation (the "Certificate") of Vsource, Inc. (the "Company"), the Company hereby certifies that as of the date hereof, the Conversion Price of its outstanding Series 1-A Convertible Preferred Stock (the "Series 1-A Preferred Stock") has been adjusted to $0.33. As a result, a holder of Series 1-A Preferred Stock will receive 7.57 shares of the Company's common stock (the "Common Stock") for each share of Series 1-A Preferred Stock that is converted.

The foregoing adjustment has been made because on October 25, 2002 (the "Effective Date") (i) 3,750 shares of a newly created class of Company preferred stock, Series 4-A preferred stock (the "Series 4-A Preferred Stock"), and warrants to purchase 25,000,000 shares of Common Stock were issued and sold for an aggregate purchase price of $7,500,000 and (ii) an aggregate of 13,223 shares of Series 4-A Preferred Stock with a per share price of $2,000 were issued to certain holders of our preferred securities, namely Phillip Kelly, Dennis Smith, John Cantillon, BAPEF Investments XII Ltd., Mercantile Capital Partners I, L.P. and Asia Internet Investment Group I, LLC (collectively, the "Exchanging Holders"), in exchange for existing Company preferred securities held by the Exchanging Holders.

In accordance with Section C5(d)(6)(A) of Article 4 of the Certificate, the Conversion Price was adjusted to $0.33, being the existing Conversion Price of $0.68 multiplied by a fraction,

  the numerator of which was 181,697,066 being comprised of (A) 35,056,373 shares of Common Stock outstanding at the close of business on the day next preceding the Effective Date, plus (B) 33,208,569 shares of Common Stock which the aggregate consideration received (or deemed to have been received) by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the then Conversion Price, plus (C) 113,432,124 shares of Common Stock underlying Other Securities and

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  the denominator of which was 374,480,542, being comprised of (X) 261,048,418 shares of Common Stock outstanding at the close of business on the Effective Date, after giving effect to the issue of Additional Shares of Common Stock, plus (Y) 113,432,124 of Common Stock underlying the Other Securities at the close of business on the Effective Date.

All terms not otherwise defined herein shall have the meaning set forth in the Certificate.

Sincerely,

/S/ PHILLIP E. KELLY

Phillip E. Kelly
Chairman and Chief Executive Officer